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                         [LOGO OF ALLSTATE FINANCIAL]

                                                               Angela M. Bandi
                                                               Associate Counsel

                                                               Law & Regulation

July 9, 2007

VIA EDGAR

Alison White, Esq.
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re: Allstate Financial Advisors Separate Account I ("Registrant")
       Allstate Life Insurance Company ("Depositor")
       Responses to Second Round Commission Staff Comments on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement ("Amendment") (File Nos. 333-141909 and 811-09327; CIK No. 0001085612)

Dear Ms. White:

In connection with the above-referenced Amendment, set out below are Registrant's responses to the second round comments of the Commission staff ("staff"), which comments the staff provided to Registrant verbally on July 5, 2007, in response to Registrant's letter to the staff dated July 3, 2007, responding to the staff's verbal comments of June 29, 2007.

                          RESPONSES TO STAFF COMMENTS

Comment. In connection with our previous comment 5 of June 29, 2007, please remove the statements that appear on page 56 of the prospectus indicating that you will not be crediting interest on amounts held temporarily in the general account. Additionally, please add disclosure clarifying that initial Purchase Payments will only be held temporarily in the general account until the Annuity is issued.

       Response: We have revised the prospectus disclosure on p. 56 to remove the statements relating to the crediting of interest and to add a statement specifying that initial Purchase Payments will only be held temporarily in the general account until the Annuity is issued, as indicated below.

       Revised disclosure:

       With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account. Your initial Purchase Payment will only be held temporarily in our general account until your Annuity is issued.



                        Allstate Life Insurance Company
3100 Sanders Road, Suite J5B Northbrook, IL 60062 Phone 847.402.9237 Fax
847.402.3781 Email Angela.Bandi@allstate.com

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Securities and Exchange Commission
July 9, 2007
Page 2

       Blacklined comparison with previous disclosure:

       With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account. Your initial Purchase Payment will only be held temporarily in our general account until your Annuity is issued.

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If you have any questions, please do not hesitate to call me at 847/402-9237.
Thank you.


Very truly yours,

/s/ Angela M. Bandi
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Angela M. Bandi

cc:  Thomas S. Clark, Esq.
     Prudential Financial